{SHIP GRAPHIC} VANGUARD(R)


                                                              July 22, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission         via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                       Re:  Vanguard Whitehall Funds
                             File No. 033-64845

Dear Mr. Sandoe:

     The following responds to your comments of July 8, 2005 on the post-effective amendment of the Vanguard Whitehall Funds (the "Registrant") registration statement on Form N-1A. You commented on PEA number 24 that was filed on May 23, 2005 pursuant to Rule 485(a). Note that each prospectus page reference is to the Investor Shares version of the prospectus.

COMMENT 1:        VANGUARD SELECTED VALUE FUND
Comment:          What does the term "selected" mean as it is used in the fund name Vanguard Selected Value Fund?

Response:         The term "selected" as used in the name of the Fund has no particular meaning with respect to the Fund's investment style, sector or market capitalization. It can be used to distinguish it from the other value-oriented funds.

COMMENT 2:        VANGUARD SELECTED VALUE FUND (PROSPECTUS PAGE 7)
Comment:          The Fund's broad policies with respect to frequent trading and market-timing are disclosed on page 7 of the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various sections throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading or Market-Timing."

Response:         We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-
                  Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.



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Christian Sandoe, Esq.
July 22, 2005
Page 2


                       We believe that removing the disclosure from the
                  "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section under the "Frequent Trading and Market-Timing" section would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 3:        VANGUARD SELECTED VALUE FUND (PROSPECTUS PAGE 10)
Comment:          In the discussion of the Fund's investment advisor, there is more than one portfolio manager listed. Indicate the separate roles of each portfolio manager.

Response:         We have revised the disclosure to indicate that the managers from each investment advisory firm co-manage the Fund.

COMMENT 4:        VANGUARD SELECTED VALUE FUND (PROSPECTUS PAGE 10)
Comment:          Item 5 of Form N-1A requires that the prospectus include a statement that additional information about a fund's portfolio managers is available in the statement of additional information. Include the required disclosure following the prospectus discussion of the Selected Value Fund's portfolio managers.

Response:         The following statement already appears Selected Value Fund prospectus immediately after the discussion of the Fund's portfolio managers: "The Statement of Additional Information provides information about each portfolio manager's compensation, other accounts under management, and ownership of securities in the Fund."

COMMENT 5:        STATEMENT OF ADDITIONAL INFORMATION (PAGE B-35)
Comment:          In the Statement of Additional Information's description of other accounts managed by Donald Smith & Co., there is a statement that, "As of April 30, 2005, each portfolio manager also jointly managed 22 other accounts with total assets of $1,354,000,000, including one where the advisory firm's fee was based on account performance with total assets of $200,000,000." Clarify whether each portfolio manager manages other accounts individually or if all other accounts are managed jointly.

Response:         We have confirmed with the portfolio managers that all
                  accounts are jointly managed and that they do not manage other accounts individually. As such, we have not revised the disclosure.

COMMENT 6:        STATEMENT OF ADDITIONAL INFORMATION (PAGE B-35)
Comment:          The description of compensation for Donald Smith & Co. states that "base salary" is part of a portfolio manager's compensation. Clarify whether the base salary is fixed
                  (e.g. annually) or contingent upon some other factor such as performance.

Response:         The base salaries are fixed. We believe the disclosure is
                  clear as stated because the term "base salary" is commonly understood to be a fixed amount of compensation. We do not believe that adding the adjective "fixed" to the disclosure will add clarity. Also, the SAI's description of compensation goes on to state that a discretionary bonus may supplement the base salary, which implies that the base salary is fixed.

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Christian Sandoe, Esq.
July 22, 2005
Page 3


                                * * * * *

As required by the SEC staff, each series of the Registrant acknowledges that:

o It is responsible for the adequacy and accuracy of the disclosure in the filing.

o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

o It may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me at (610) 503-2320 if you have any questions.

                                                     Sincerely,


                                              Christopher A. Wightman
                                                  Associate Counsel